Exhibit 99.2

SELLAS’ Galinpepimut-S Induces Specific, Robust and Durable Immune Responses in Patients With High-Risk Multiple Myeloma - Correlated With Clinical Benefit

Heteroclitic peptide immunization principle demonstrated

Durable CD4 and/or CD8 immune responses (IRs) to at least one Wilms tumor 1 (WT1) peptide contained in the galinpepimut-S mixture

Achievement of complete response/very good partial response (CR/VGPR) strongly associated with both frequency and potency of CD4 IR in patients who completed per protocol immunizations

Data presented at the Annual Meeting of SOHO, Houston, TX, USA

HAMILTON, Bermuda, and NEW YORK, NY, September 14, 2017 — SELLAS Life Sciences Group Ltd. (SELLAS), a privately-held, oncology-focused, clinical stage biopharmaceutical company, today reported that its WT1-targeting immuno-oncology (IO) treatment, galinpepimut-S, led to mounting of specific, potent and durable immune responses (IRs) in multiple myeloma (MM) patients. Galinpepimut-S, is SELLAS’ lead product candidate and is currently expected to enter a pivotal, Phase 3 clinical trial in patients with AML and is also in various development phases in multiple myeloma and ovarian cancer, and additional indications are expected as a monotherapy or in combination with other immuno-oncology agents. The data reported in this release pertain to its ongoing Phase 2 study evaluating galinpepimut-S as a treatment in MM.

In the ongoing Phase 2 study, both the rate (frequency) and potency of the durable IRs in MM patients were correlated with clinical benefit accorded by galinpepimut-S, hereby defined as achievement of cCR/VGPR in patients who completed per protocol immunizations (12 doses). These novel data were presented yesterday, September 13, 2017, at the Annual Meeting of the Society of Hematologic Oncology (SOHO) in Houston, Texas, USA (soho2017.com) at a poster session and the relevant abstract (#MM-252) was published in the September 2017 supplemental issue of the journal Clinical Lymphoma, Myeloma & Leukemia. These IR results considerably expand on previous clinical observations of notable anti-myeloma activity of this innovative IO agent after upfront induction, melphalan conditioning and successful autologous stem cell transplantation (ASCT).

SELLAS’ Phase 2 MM study has enrolled a total of 20 patients who are being monitored long-term. A current median progression-free survival (PFS) of 23.6 months post-ASCT was previously reported in a group of 18 patients, all of whom had evidence of at least minimal residual disease (MRD+) post-ASCT, with 15/18 also having high-risk cytogenetics at baseline. This group represents a population at extremely high risk for progression and poor long-term outcomes, even in the face of post-ASCT maintenance therapy with immunomodulatory drugs (IMiD’s).

Rates of IRs (CD4 and/or CD8) toward any of galinpepimut-S’s individual WT1 peptides (two heteroclitic and four native), as well as a pool of 113 partially overlapping 15-mers spanning the entire length of WT1 (‘all pool’ reactivity) were high at the time of completion of per protocol immunizations, ranging from 72-91%. The rates of immunization against the cognate native epitopes (122A and WT1A) of the two heteroclitic peptides (122A1 and WT1A1) within galinpepimut-S were also high, thus demonstrating the principle of heteroclitic peptide antigenicity. Multivalent IRs (i.e., IRs against more than one WT1 peptide) were detected in up to 66% of patients. IR against WT1 ‘all pool’ peptides denoted multifunctional cross-epitope T-cell reactivity - akin to epitope spreading- and is a hallmark of an effective, cytotoxicity-inducing vaccine. Both the frequency and potency of CD4 IRs against the four native WT1 peptides targeted by galinpepimut-S, as well as ‘all pool’ WT1 antigens, showed a strong positive correlation with indices of clinical benefit (rate of CR/VGPR) at the time of completion of per protocol immunizations. Scientific abstracts describing SELLAS’ findings above will be submitted for presentation in upcoming major medical meetings.

“The results of these immunodynamics assays denote a robust immunobiological foundation for the clinical effect of WT1-targeting active immunization with galinpepimut-S, and suggests key roles of both enduring CD4 activation and emergence of cross-epitopic reactivity for antimyeloma activity with this therapy. The data also support our rationale for planning further studies to expand on our experience with this IO agent” said Guenther Koehne, MD, PhD, Principal Investigator on the trial and Attending Physician, Adult Bone Marrow Transplantation Service at Memorial Sloan Kettering Cancer Center , Associate Professor of Medicine, Weill Cornell Medical College.

Dr. Nicholas Sarlis, MD, PhD, Chief Medical Officer of SELLAS, commented: “The correlations between IR and depth of clinical responses in multiple myeloma patients are both intriguing and original, and firmly establish WT1 as a major actionable target for immunotherapy in plasma cell dyscrasias henceforth.”

Dr. Angelos Stergiou, MD, ScD h.c., Vice Chairman and Chief Executive Officer of SELLAS, said: “This new dataset focusing on dissecting the immune mechanisms underlying the marked antimyeloma activity previously documented with galinpepimut-S underscores our steadfast commitment to advance this agent’s clinical development programs, especially in clinical settings of unmet medical need, such as high-risk MRD(+) multiple myeloma after front-line therapy, a space which is currently underserved by standard therapies. These findings further corroborate immune response data from our earlier programs in acute myeloid leukemia (AML) and mesothelioma, where high rates of WT1-specific immunization were seen in conjunction to promising clinical activity signals in these tumor types. Finally, they provide justification for pursuance of future combinatorial approaches with galinpepimut-S, for example with checkpoint inhibitors, especially given the agent’s overall excellent safety profile”.

About SELLAS Life Sciences Group

SELLAS Life Sciences Group Ltd. is a late-stage biopharmaceutical company focused on the development of novel cancer immunotherapies and therapeutics for a broad range of cancer indications. SELLAS’ lead product candidate, galinpepimut-S, is a cancer immunotherapeutic agent licensed from Memorial Sloan Kettering Cancer Center that targets a broad spectrum of hematologic cancers and solid tumor indications. Galinpepimut-S is expected to enter pivotal, Phase 3 clinical trials in patients with AML and is also in various development phases in multiple myeloma and ovarian cancer, and additional indications are expected as a monotherapy or in combination with other immuno-oncology agents. SELLAS recently received orphan drug designations from the U.S. Food & Drug Administration (FDA), as well as the European Medicines Agency, for galinpepimut-S in AML and MPM; as well as fast track designation for AML and MPM from the FDA.

SELLAS was founded in 2012 and is currently headquartered in Hamilton, Bermuda, with additional offices in New York City, NY.

For more information on SELLAS, please visit www.sellaslifesciences.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, including, but not limited to, statements related to the potential of galinpepimut-S as a treatment for multiple myeloma, acute myeloid leukemia, mesothelioma and other cancers, as well as statements regarding SELLAS’ overall research and development plans for galinpepimut-S, including the timing of clinical trials related thereto, and publication of the results in a clinical journal. These forward-looking statements are based on SELLAS’ current plans, objectives, estimates, expectations and intentions, and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with immune-oncology product development and clinical success thereof, the uncertainty of regulatory approval, and other risks and uncertainties affecting SELLAS and its development programs. Other risks and uncertainties of which SELLAS is not currently aware may also affect SELLAS’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements herein are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by SELLAS on its website or otherwise. SELLAS undertakes no obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Additional Information about the Proposed Merger involving Galena Biopharma, Inc. and SELLAS Life Sciences Group Ltd. and Where to Find It

In connection with the previously disclosed proposed merger involving Galena Biopharma, Inc. (Galena) and SELLAS Life Sciences Group Ltd., Galena and SELLAS intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a proxy statement /prospectus / information statement. Galena and SELLAS will mail the final proxy statement / prospectus / information statement to their respective stockholders. Investors and stockholders of Galena and SELLAS are urged to read these materials when they become available because they will contain important information about Galena, SELLAS and the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.